UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Super League Enterprise, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

86804F301
(CUSIP Number)

John Acunto, Chief Executive Officer Infinite Reality, Inc. 50 Washington St, Suite 402 Norwalk, CT 06854-2710 Telephone: (203) 939-9951
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinite Reality, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,236,364
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,236,364
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON CO

*	Based on a total of 13,485,125 shares of the Issuer’s common stock issued and outstanding as of October 31, 2024, based on information provided by the Issuer.

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Explanatory Note

This Schedule 13D is being filed by the Reporting Person (as defined below) in lieu of the Schedule 13G that the Reporting Person was originally required to file with the U.S. Securities and Exchange Commission (the “SEC”) as a result of the consummation of the Offering (as defined below). As a result of the consummation of the transactions described under “Item 2. Identity and Background” and “Item 3. Source or Amount of Funds or Other Consideration ⸺ Entry into Amended Exchange Agreement” the Reporting Person is required to file a Schedule 13D report with the SEC, as more fully discussed below.

Item 1.   Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Super League Enterprise, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2912 Colorado Ave., Suite #203, Santa Monica, California, 90404.

The Issuer’s shares of Common Stock are listed on the NASDAQ Capital Market under the ticker symbol “SLE.”

Item 2.  Identity and Background.

This Schedule 13D is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), by Infinite Reality, Inc., a Delaware corporation (the “Reporting Person”).

The principal business of the Reporting Person is to power the next generation of digital media, commerce, and community through AI, spatial computing, and other immersive technologies. The address of the principal office of the Reporting Person is 50 Washington Street, Suite 402E, Norwalk, CT 06854.

The information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Person is listed on Schedule A hereto and is incorporated herein by reference. In connection with the consummation of the Initial Closing (as defined below), on October 29, 2024, the Issuer appointed Clark Callander to the Issuer’s Board of Directors (the “Board”) to serve until the Issuer’s next annual meeting of stockholders or until his earlier resignation or until his successor is duly elected and qualified. Mr. Callander also serves as the Chairman of the Board of the Reporting Person.

None of the directors and executive officers of the Reporting Person has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Entry into Binding Term Sheet

On September 30, 2024, the Issuer entered into a binding term sheet (the “Term Sheet”) with the Reporting Person whereby, subject to the satisfaction of certain conditions as more specifically set forth in the Term Sheet (including receipt of the approval of the Issuer’s stockholders), and the entry into definitive documentation, the Issuer will:

i.	acquire from the Reporting Person, (a) a perpetual, royalty free license to name and to create and host events for Drone Racing League, Inc., (b) to be determined esports assets and all related intellectual property, (c) cash in the amount of up to $20 million to come from divestiture of certain assets to be determined and/or other sources of capital, (d) TalentX and all related intellectual property, (e) Fearless Media and all related intellectual property, and (f) Thunder Studios and all related intellectual property (each an “Asset” and, collectively, the “Purchased Assets”) (the “Asset Acquisition”), in exchange the Issuer issuing that number of shares of a to-be designated class of its preferred stock equal in priority to existing Series A, AA and AAA preferred shares (the “Consideration Shares”), which Consideration Shares will be convertible into 75% of the then issued and outstanding shares of Common Stock, calculated at the time of the consummation of the Asset Acquisition;

ii.	issue to the Reporting Person 2,499,090 shares of Common Stock in exchange for 139,592 shares of the Reporting Person’s common stock (the “Share Exchange”) pursuant to the Exchange Agreement (as defined below), and to appoint a designee of the Reporting Person to the Board upon the consummation of the Share Exchange (the “Closing”); and

iii.	receive a credit facility in the amount of $30,000,000 from the Reporting Person, to be established in January 2025 (the “Credit Facility”, the Asset Acquisition, Share Exchange and Credit Facility are collectively, the “Transaction”).

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The Term Sheet contemplates that, subject to the satisfaction of the conditions contained therein (including approval of the Transaction by the Issuer’s stockholders), upon the consummation of the Transaction, the Reporting Person will beneficially own 84.9% of the issued and outstanding shares of Common Stock as of the Closing.

The foregoing description of the Term Sheet does not purport to be complete and is qualified in its entirety by the full text of such document, a copy of which is filed as Exhibit 1 to this Schedule 13D, and is incorporated by reference herein.

Entry into Amended Exchange Agreement

On October 29, 2024, the Issuer entered into an Amended and Restated Equity Exchange Agreement (the “Amended Exchange Agreement”) with the Reporting Person, which amended and restated that certain Equity Exchange Agreement, dated September 30, 2024 (the “Exchange Agreement”) and restated the terms of the Share Exchange. Pursuant to the Amended Exchange Agreement the Issuer will be issuing to the Reporting Person an aggregate total of 2,499,090 shares of Common Stock (the “Exchange Shares” and together with the Purchase Shares (as defined below), the “Shares’), in exchange for 216,831 shares of the Reporting Person’s common stock (“Infinite Reality Common Stock” and collectively, the “Exchange”). The Exchange will be consummated across two closings: (i) an initial closing of 1,215,279 shares of Common Stock in exchange for 105,445 shares of Infinite Reality Common Stock (the “Initial Closing”); and (ii) a second closing, subject to the approval of the Issuer’s stockholders, of 1,283,811 shares of Common Stock for 111,386 shares of Infinite Reality Common Stock. 100,000 of the Exchange Shares were issued to the Reporting Person on October 31, 2024.

In connection with the consummation of the Initial Closing, on October 29, 2024, the Issuer appointed Mr. Callander to the Board to serve until the Issuer’s next annual meeting of stockholders or until his earlier resignation or until his successor is duly elected and qualified. Mr. Callander also serves as the Chairman of the Board of the Reporting Person.

The Issuer and the Reporting Person also agreed that the Issuer shall not effect any issuances of the Issuer’s Common Stock under the Amended Exchange Agreement, and the Reporting Person shall not have the right to receive any shares under the Amended Exchange Agreement, to the extent that after giving effect to such issuance, the Reporting Person (together with its affiliates, and any other persons acting as a group together with the Reporting Person or any of its affiliates), would beneficially own in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” shall be 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable under the Amended Exchange Agreement. The Reporting Person, upon notice to the Issuer, may increase or decrease the Beneficial Ownership Limitation provision upon notice to the Issuer. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Issuer.

Any shares of Common Stock issued in the Exchange will be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder.

The foregoing description of the Amended Exchange Agreement does not purport to be complete and is qualified in its entirety by the full text of such document, a copy of which is filed as Exhibit 2 to this Schedule 13D, and is incorporated by reference herein.

Equity Purchase

On October 24, 2024, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Reporting Person for the registered direct offering of an aggregate of 1,136,364 shares of Common Stock (the “Purchased Shares”), at a purchase price of $0.88 per Purchased Share (the “Offering”). The Offering closed on October 25, 2024 and resulted in gross proceeds to the Issuer of approximately $1.0 million.

The Purchased Shares were offered by the Issuer pursuant to a prospectus supplement to the Issuer’s currently effective shelf Registration Statement on Form S-3 (File No. 333-259347), which was declared effective by the SEC on November 16, 2021. The Issuer filed a final prospectus supplement in connection with the Offering on October 25, 2024.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of such document, a copy of which is filed as Exhibit 3 to this Schedule 13D, and is incorporated by reference herein.

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Item 4.  Purpose of Transaction.

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

(a) The Reporting Person acquired beneficial ownership of the Shares as described in this Schedule 13D for investment and decision-making purposes and intends to review its investment in the Issuer on a continuing basis. Subject to the terms of the Term Sheet and the Amended Exchange Agreement, depending on various factors, including but not limited to the Issuer’s business, prospects, financial position and strategic direction, price levels of the Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

(b), (c) On October 25, 2024, the Reporting person purchased 1,136,364 shares of Common Stock in the Offering. On October 29, 2024, in connection with the Term Sheet and the Share Exchange, the Issuer entered into the Amended Exchange Agreement with the Reporting Person, pursuant to which the parties agreed to consummate the Exchange, subject to the conditions of the Amended Exchange Agreement. As of October 31, 2024, the Issuer has issued a total of 1,236,364 shares of Common Stock to the Reporting Person.

(b), (d) Pursuant to the Term Sheet, the Issuer agreed to appoint a designee of the Reporting Person to the Board upon the consummation of the Share Exchange, which was completed on October 29, 2024. On October 29, 2024, the Issuer appointed Mr. Callander to the Board to serve until the Issuer’s next annual meeting of stockholders or until his earlier resignation or until his successor is duly elected and qualified. Mr. Callander also serves as the Chairman of the Board of the Reporting Person.

(a)-(f) Consistent with the Reporting Person’s investment purposes, subject to the terms of the Term Sheet and the Amended Exchange Agreement, the Reporting Person may engage in communications (including, without limitation, through Mr. Callander) with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the Board, and may make suggestions or take a position concerning the Issuer’s operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to its investment in the Shares. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries (including, without limitation, pursuant to the Term Sheet); selling or transferring a material amount of assets of the Issuer or any of its subsidiaries (including, without limitation, pursuant to the Term Sheet); changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted on a national securities exchange or to be authorized to be quoted in an interdealer quotation system of a registered national securities association; and taking any action similar to any of those enumerated above. The Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, subject to the terms of the Term Sheet and the Amended Exchange Agreement, make additional purchases of shares of Common Stock (or other securities convertible or exercisable into shares of Common Stock) in the open market or in privately negotiated transactions (including, without limitation, pursuant to the terms of the Term Sheet), or hold or dispose of all or part of its investments in the Common Stock, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects, financial condition and strategic direction, the market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors.

Except as set forth in this Item 4 or Item 6 below, the Reporting Person have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

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Item 5.  Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) The following sentence is based on 13,485,125 shares of Common Stock outstanding as of October 31, 2024, based on information provided by the Issuer. Pursuant to Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own 1,236,364 shares of Common Stock, which constitutes approximately 9.2% of the outstanding shares of Common Stock.

(b) As of the date hereof, the Reporting Person has sole power to vote or to direct the voting and to dispose or to direct the disposition of the shares beneficially owned by it as specified in Item 5(a) above.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) To the best knowledge of the Reporting Persons, no person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by either of the Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Binding Term Sheet, dated September 30, 2024, between Super League Enterprise, Inc. and Infinite Reality, Inc. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 4, 2024).
Exhibit 2	Amended and Restated Equity Exchange Agreement, dated as of October 29, 2024, between Super League Enterprise, Inc. and Infinite Reality, Inc. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 29, 2024).
Exhibit 3	Form of Securities Purchase Agreement, dated October 24, 2024 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 25, 2024).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2024

Infinite Reality, Inc.

By:	/s/ Jennifer Pepin
	Name:	Jennifer Pepin
	Title:	Executive Vice President, General Counsel and Secretary

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Schedule A

Directors and Executive Officers of Infinite Reality, Inc.

The business address of each of the following directors and executive officers is 50 Washington Street Suite 402E, Norwalk, CT 06854.

Directors:

Name	Citizenship
John Acunto	USA
Amish Shah	USA
Clark Callander	USA
Greg Fell	USA
Lesley L. Ma	USA

Executive Officers:

Name	Title	Citizenship
John Acunto	Chief Executive Officer	USA
Elliott Jobe	President & Chief Innovation Officer	USA
John Canning	Chief Financial Officer	USA
Amish Shah	Chief Business Officer	USA
Jennifer Pepin	Executive Vice President, General Counsel and Corporate Secretary	USA
Nicholas Horbaczewski	Global President	USA
Lisa Polan	Assistant Corporate Secretary	USA